DORATO RESOURCES INC.

#507, 837 West Hastings Street

Vancouver, BC  V6C 3N6

Tel:  604.685.1017

Fax:  604.685.5777

December 24th, 2007

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion of the financial condition and results of operations of Dorato Resources Inc. (“Dorato”) should be read in conjunction with our unaudited financial statements for the nine month period ended October 31, 2007 as well as our financial statements and accompanying Management Discussion and Analysis for the year ended January 31, 2006.  Except where otherwise noted, all dollar amounts are stated in United States dollars.

Overview

We were incorporated under the laws of the Province of British Columbia on May 26, 1981 under the name "Force Energy Ltd.".  On September 10, 1981, we changed our name to "Force Resources Ltd.".  On December 1, 1994, we subsequently changed our name to "Force Technologies Inc." in connection with a consolidation of our share capital on a five old shares for one new share basis.  On October 1, 1997, we changed our name to "Glassmaster Industries Inc." in connection with a forward split of our share capital on a one old share for two new shares basis.

Effective April 24, 1998, we continued our jurisdiction of registration from British Columbia, Canada to the State of Wyoming by filing a Certificate of Registration and Articles of Continuance in the office of the Secretary of State of Wyoming.

On January 19, 2000, we changed our name to "Interlink Systems Inc." in connection with a consolidation of our share capital on a ten old share for one new share basis.  On August 14, 2000, we changed our name from "Interlink Systems Inc." to "iQuest Networks Inc." in connection with the acquisition of our interest in iNoize.  We also concurrently effected a consolidation of our share capital on a one new share for two old shares basis.

Effective October 28th, 2003, our shares were consolidated on the basis of one new share for every four old shares, and the authorized share capital was subsequently increased from 25,000,000 common shares to 100,000,000 common shares.  In connection with the share consolidation, we changed our name to "Quest Ventures Inc.".

As part of our reorganization and change of business, we received shareholder approval at our annual meeting held on July 19th, 2005 to a consolidation of our shares and concurrent name change.  Accordingly, effective April 24th, 2006, our shares were consolidated on the basis of one new share for each two old shares.  In connection with the share consolidation, we also changed our name to “Dorato Resources Inc.”.

Effective August 21st, 2006, we continued our jurisdiction of incorporation into British Columbia from Wyoming.

Our Business

We recently announced that we had entered into agreements to acquire a large, approximately 55 km by 10 km, land holding covering Peruvian extensions of the emergent Cordillera del Condor Gold (CdC) - Copper Belt.

We entered into four agreements with several Peruvian Nationals to acquire options to earn a 100% interest in 64 mineral claims located in Peru (the “Mineral Claims”).  As consideration for the Mineral Claims, we agreed to issue 7,150,000 common shares in stages and pay a total of US $1,220,000.    (See “Significant Recent Events” below).

We also entered into an agreement with the sole shareholders of Compania Minera Afrodita S.A.C., (“Afrodita”), a company registered in Lima, Peru, which owns certain mining concessions in the area of the Mineral Claims.  Under the terms of the agreement, we were granted the option to purchase all of the shares of Afrodita in return for the issuance of 3,000,000 shares and the payment of US $8,000,000 payable over 36 months.

We have filed a technical report in accordance with the requirements of National Instrument 43-101 of the Canadian Securities Administrators and the TSX Venture Exchange (“TSX-V”) policies with respect to the Mineral Claims.

In accordance with the policies of the TSX-V, our acquisition of the Mineral Claims constitutes a change of business to the mining sector and we are required to satisfy applicable TSX-V requirements, including shareholder approval and preparation of a filing statement.

Canaccord Capital Corporation has agreed to act as our sponsor in regards to the transaction pursuant to the sponsorship policies of the TSX-V.  We are currently listed on NEX and we intend to reactivate by completing the change of business.  By re-activating, we will transfer our listing to the TSX-V subject to shareholder approval and TSX-V approval.

In conjunction with our acquisition of the Mineral Claims we will be conducting a non-brokered private placement of up to 17,000,000 shares (the “Shares”) at a price of $0.60 per Share.  We intend to use the proceeds of the private placement to fund our acquisition of the Mineral Claims, the exploration of the Mineral Claims, and for general corporate purposes.  In addition to the statutory four month hold period, the subscribers will voluntarily agree that the Shares be held in escrow for one year with 50% of the Shares being released after four months, a further 25% being released after eight months, and the final 25% being released after one year.

A finder’s fee will be payable on a portion of the private placement.

The private placement offering is subject to certain conditions, including but not limited to, receiving all necessary approvals including the approval of the TSX Venture Exchange.

We did not have any revenues for the nine months ended October 31, 2007 or for the nine months ended October 31, 2006.

Significant Recent Events

Acquisition of Peruvian Mineral Property

Pursuant to a News Release dated November 19th, 2007 we announced that we had entered into agreements to acquire a large, approximately 55 km by 10 km, land holding covering Peruvian extensions of the emergent Cordillera del Condor Gold (CdC) - Copper Belt.

Cordillera del Condor

Geologically the highly prospective CdC Gold – Copper Belt underlies the Ecuador – Peru Border region.  Recent exploration on the Ecuadorian side of the belt has been highly successful; however, it may still be classed as under-explored.  From North to South, key district’s include Corriente Resources Mirador Copper District (combined 43-101 inferred resource of 1.7Bt @ 0.6% Cu), Aurelian Resources world class Furta Del Norte Gold Deposit (43-101 inferred resource of 13.7Moz Au & 22.4Moz Ag) and finally in the South, the Chinapintza District where recent drilling by Goldmarca (recently re-branded as Ecometals Ltd) has intersected values up to 506m @ 1g/t Au.

In contrast the Peruvian portion, which  geologically comprises approximately 45-50% of the CdC belt, is unexplored as until very recently the area was closed to exploration and mining.  Key features on the Peruvian side such as shared geology, structural setting, proximity and extensions of known fertile trends and numerous placer gold occurrences indicate that the framework and potential is present to form very significant gold and copper deposits.

As a result of this transaction we will acquire first mover status in a very large land position in this exciting emergent gold – copper belt details of which are below:

Option Agreements

We have entered into four agreements with several Peruvian Nationals to acquire options to earn a 100% interest in 64 mineral claims located in Peru (the “Mineral Claims”).  As consideration for the Mineral Claims, we agreed to issue 7,150,000 common shares in stages and pay a total of US $1,220,000.

Certain material terms of the option agreements are as follows:

–

We have the option to earn 100% interest in 18 mineral claims, comprising an aggregate of 16,158 hectares (the “Vicmarama Property”).  In order to earn a 100% interest in the Vicmarama Property, we agreed to issue a total of 750,000 common shares.  Upon acceptance by the TSX Venture Exchange (the “TSX-V”) 250,000 shares will be issued and the remaining 500,000 shares will be issued over the following 24 months.  We also agreed to pay US $250,000 as consideration for the Vicmarama Property.

–

We have the option to earn 100% interest in 18 mineral claims, comprising an aggregate of 14,500 hectares (the “Maravilla Property”).  In order to earn a 100% interest in the Maravilla Property, we agreed to issue 1,500,000 common shares.  Upon acceptance by the TSX-V 250,000 of these shares will be issued and the remaining 1,250,000 shares will be issued over the following 24 months.  We also agreed to pay US $300,000 as consideration for the Maravilla Property.

–

We have the option to earn 100% interest in 11 mineral claims, comprising an aggregate of 9,659 hectares (the “Lahaina 1 Property”).  In order to earn a 100% interest in the Lahaina 1 Property, we agreed to issue 1,500,000 common shares.  Upon acceptance by the TSX-V 250,000 of these shares will be issued and the remaining 1,250,000 shares will be issued over the following 24 months.  We also agreed to pay US $400,000 as consideration for the Lahaina 1 Property.

–

We have the option to earn 100% interest in 17 mineral claims, comprising an aggregate of 15,468 hectares (the “Lahaina 2 Property”).  In order to earn a 100% interest in the Lahaina 2 Property, we agreed to issue 3,400,000 common shares.  Upon acceptance by the TSX-V 400,000 of these shares will be issued and the remaining 3,000,000 shares will be issued over the following 36 months.  We also agreed to pay US $270,000 as consideration for the Lahaina 2 Property.

We also entered into an agreement with the sole shareholders of Compania Minera Afrodita S.A.C., (“Afrodita”), a company registered in Lima, Peru which owns certain mining concessions in the area of the Mineral Claims.  Under the terms of the agreement, we were granted the option to purchase all of the shares of Afrodita in return for the issuance of 3,000,000 shares and the payment of US $8,000,000 payable over 36 months.

There was no finder’s fee paid by us in connection with our acquisition of the Mineral Claims and all agreements are subject to TSX-V approval.

In accordance with the policies of the TSX-V, our acquisition of the Mineral Claims will constitute a change of business to the mining sector and we will be required to satisfy applicable TSX-V requirements, including shareholder approval and preparation of a filing statement.

Canaccord Capital Corporation has agreed to act as our sponsor in regards to the transaction pursuant to the sponsorship policies of the TSX-V.  We are currently listed on NEX and we intend to reactivate by completing the change of business.  By re-activating, we will transfer our listing to the TSX-V subject to shareholder approval and TSX-V approval.  At our July 19, 2005 annual meeting our shareholders approved a name change and, in general terms, the proposed change of business.

Proposed Private Placement

We will be conducting a non-brokered private placement of up to 17,000,000 shares (the “Shares”) at a price of $0.60 per Share.  We intend to use the proceeds of the private placement to fund our acquisition of the Mineral Claims, the exploration of the Mineral Claims, and for general corporate purposes.  In addition to the statutory four month hold period, the subscribers will voluntarily agree that the Shares be held in escrow for one year with 50% of the Shares being released after four months, a further 25% being released after eight months, and the final 25% being released after one year.

A finder’s fee will be payable on a portion of the private placement.

The offering and the acquisition of the Mineral Claims are subject to certain conditions, including but not limited to, receiving all necessary approvals including the approval of the TSX Venture Exchange.

Proposed New Director

Once the proposed change of business is completed, Jeffrey A. Pontius will join our Board of Directors.  Mr. Pontius is currently the President and Chief Executive Officer of International Tower Hill Mines and a director of Wealth Minerals Ltd.  Mr. Pontius has over 28 years of geological experience and holds a Masters Degree from the University of Idaho (Economic Geology), a BSc from Huxley College of Environmental Studies (Environmental Science) and a BSc from Western Washington University (Geology).

Corporate Update

By News Release dated December 19th, 2007 we advised that since our News Release of November 19, 2007 we have been working to complete all necessary documentation to effect the acquisition of the Mineral Claims and complete our change of business.  We are in the process of completing and filing our Filing Statement with the TSX-V.  We also commissioned a Technical Report on the Mineral Claims in accordance with the requirements of National Instrument 43-101 and have submitted this report to the TSX-V for review and comments.

Corporate Information

Our Board of Directors is as follows:

Anton J. Drescher

Gerhard Drescher

Rowland Perkins

Our officers are:

Anton J. Drescher

President and Chief Executive Officer

Donna Moroney

Corporate Secretary and Chief Financial Officer

Share Capital

Our authorized share capital consists of 100,000,000 common shares without par value.  As of December 20th, 2007, the total number of issued and outstanding common shares is 6,793,187 common shares.

During the nine months ended October 31, 2007 we issued an aggregate 2,175,000 common shares pursuant to the exercise of 2,175,000 share purchase warrants at a price of $0.25 ($0.30 Cdn.) per share and we received a subscription to acquire an additional 25,000 common shares pursuant to the exercise of 25,000 share purchase warrants.

There are no outstanding stock options or share purchase warrants.  A total of 2,200,000 share purchase warrants were exercised during the period.

Plan of Operation

Our plans over the next twelve months consist of fulfilling all of the steps necessary to consummate our acquisition of the Peruvian Mineral Claims and to subsequently carry out exploration and development activities on the property.

We have sufficient working capital to meet our current cash requirements for the next twelve months.  Upon completion of our proposed private placement of 17,000,000 common shares at a price of $0.60 per share, we will have sufficient funds to carry out a recommended exploration program on the Mineral Claims.  In the event that we do not have sufficient capital to continue with our exploration of the Mineral Claims, we will be seeking to arrange additional equity financing.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans will be devised once financing has been completed and management knows what funds will be available for these purposes.  There is no guarantee, however, that we will meet working capital requirements on a continued basis.

Summary of Quarterly Results

Description	Nine Months ended Oct 31 2007	Six months ended July 31 2007	Three Months ended Apr 30, 2007	Year ended Jan 31, 2007	Nine Months ended Oct 31 2006	Six months ended July 31 2006	Three Months ended Apr 30, 2006	Year ended Jan 31, 2006
Net Revenues	0	0	0	0	0	0	0	0
Income or loss before other items
Total	(63,382)	(39,758)	(16,159)	(84,157)	(68,799)	(60,821)	(17,110)	(79,507)
Net loss for period
Total	(110,926)	(68,574)	(29,302)	(79,383)	(67,566)	(60,821)	(17,110)	(79,507)
Per share	(0.02)	(0.00)	(0.006)	(0.03)	(0.04)	(0.00)	(0.01)	(0.07)

Liquidity and Capital Resources

We had cash of $728,427 as of October 31, 2007, compared to $361,726 at October 31, 2006, representing an increase of $366,701.  We had a working capital of $712,583 as of October 31, 2007, compared to a working capital of $355,007 as of October 31, 2006.  The increase in cash on hand and resultant increase in working capital was acquired as a result of the exercise of 2,175,000 share purchase warrants and the subscription for an additional 25,000 common shares pursuant to the exercise of 25,000 share purchase warrants at a price of $0.25 ($0.30 Cdn.) per share during the quarter ended October 31, 2007.

We have sufficient funds on hand to fund our current operations over the next 12 months.  We anticipate that we will operate at a loss for the foreseeable future.  Our management has continued to provide capital through equity financing.  We are proposing to carry out a private placement of 17,000,000 common shares at a price of $0.60 per share in conjunction with our acquisition of the Mineral Claims.  The proposed private placement is subject to regulatory and shareholder approval.  We can provide no assurance that additional funding will be available to us on acceptable terms in order to enable us to complete any plan of operations.

Our capital requirements depend on numerous factors, including the cost of exploration work to be carried out on the Mineral Claims and the funding necessary to continue to explore and develop the Mineral Claims.

We estimate that our general and administrative expenses for the next twelve months will be approximately $125,000, which will be funded from our current working capital.  We also have additional funding and a proposed $10,200,000 private placement in order to carry out exploration work on the Mineral Claims.  We may require additional working capital in order to continue exploration and development of the Mineral Claims.

There is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken in the future will be negotiated by management as opportunities to raise funds arise.

During the nine months ended October 31, 2007 we received an aggregate of $669,073 from the exercise of 2,175,000 share purchase warrants at a price of $0.25 ($0.30 Cdn.) per share.  During the nine months ended October 31, 2006 we raised an aggregate of $438,680 from a private placement of 2,200,000 units at a price of $0.225 Cdn. ($0.1994 US) per unit.

Results of Operations

We incurred a net loss of $110,926 for the nine months ended October 31, 2007, compared to a loss of $67,566 for the nine months ended October 31, 2006.  The operating expenses are relatively unchanged between the nine months ended October 31, 2007 and the nine months ended October 31, 2006.  We incurred consulting fees of $20,785 (2006 - $19,920), professional fees of $14,732 (2006 - $17,321), filing fees of $8,197 (2006 - $8,534), rent of $9,561 (2006 - $9,185), transfer agent fees of $3,244 (2006 - $5,128), office and general expenses of $1,310 (2006 - $7,846) and travel and entertainment costs of $4,728 (2006 - $Nil).  There were no other significant changes in other general and administrative expenses.  During the period we received interest income of $10,541 (2006 - $1,233) and wrote off exploration expenses of $58,085 (2006 - $Nil).  In view of our lack of operations, our administrative expenses are nominal as we continue to strive to maintain minimum expenditures.  Our expenses consist primarily of consulting fees, filing fees, professional fees, office and general, transfer agent fees and rent.  The professional and consulting fees relate to services required in order to maintain financial reporting and public filing requirements.

We do not maintain our own staff.  A management company, Harbour Pacific Capital Corp., controlled by one of our directors, performs an administrative service on our behalf and bills us a fee for this service.  The management company provides full management services including bookkeeping services.

Transactions with Related Parties

During the nine months ended October 31, 2007 and October 31, 2006, we entered into the following transactions with related parties:

(a)

Consulting fees were paid to a company controlled by a director and office of $19,920 (2005 - $19,106).

(b)

Professional fees of $2,500 (2005 - $2,180) were charged by a company controlled by an officer,

(c)

We imputed interest on advances from a director at a fair value of 10% per annum in the amount of $12,707 during nine months ended October 31, 2007 (2005 - $Nil).

Changes in Accounting Policies

There were no changes to accounting policies during the year ended January 31, 2006.

Forward Looking Statements

Except for historical information, our Management’s Discussion & Analysis (the “MD&A”) may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity performance or achievement to vary from those expressed or implied by these forward looking statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of October 31, 2007.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.